EXHIBIT 20

                          NEWS RELEASE

          Immediate Release
          Mick Lucareli
          262.636.8446
          m.b.lucareli@na.modine.com

Modine Reports Second Quarter Results

     RACINE, Wis., October 16, 2002 - The Modine Manufacturing Company (NASDAQ: MODI) today reported sales of $275.6 million and earnings of $6.3 million, or $0.19 per fully diluted share for the quarter ended September 26th, 2002. Sales increased 2.8% from $268.1 million reported a year ago. Modine's income from operations increased 18.2% to $10.5 million from $8.9 million. Reported net earnings declined 8.2% to $6.3 million from $6.8 million a year ago. Year-over-year net earnings comparisons were affected by a number of one-time items, including elimination of goodwill amortization, Thermacore acquisition costs, restructuring expenses, and other closure related costs.

     Adjusting for one-time items, Modine's pro forma income from operations decreased by 9.9% to $9.4 million from $10.4 million a year ago. Modine's actual results in the year ago period were adjusted to remove $0.2 million of pretax costs associated with the acquisition of Thermacore International and $1.4 million of pretax goodwill amortization expenses. In accordance with FAS 142, which was adopted at the beginning of the current year, Modine no longer amortizes goodwill. The current quarter results were favorably impacted by a $1.0 million reversal of November 2001 restructuring charges which, in retrospect, did not meet the criteria for accrual under EITF 94-3. The company believes that the amounts are immaterial to the anticipated full-year financial results for the current year, as well as fiscal 2002's actual results. Modine's net income was also positively affected by a $0.7 million reduction in interest expense and a lower effective income tax rate. These effects were largely offset, however, by a $4.1 million reduction in other income, resulting primarily from losses associated with the sale of a Canadian subsidiary and other assets, in addition to lower profits on the sale of tooling equipment.

FAS 142 and Goodwill Impairment

     The company adopted FAS 142 "Goodwill and Other Intangible Assets" effective with the start of its fiscal year on April 1, 2002. In accordance with the provisions of FAS 142, the company recently tested its goodwill for impairment in all of its reporting units, which resulted in a $21.7 million non-cash write-off of goodwill in its aftermarket business. The charge was accounted for as a cumulative effect of change in accounting, retroactive to the first quarter of the current fiscal year and was net of a $1.1 million income tax benefit. Modine reviewed the carrying value assigned to goodwill in the aftermarket with respect to market conditions and expectations of future operating performance. These factors indicated that a permanent impairment in value existed in the respective business.

     Modine's goodwill impairment charge was calculated based on an independent valuation of the underlying business. The goodwill impairment charge does not impact the company's cash flow, liquidity or compliance with financial covenants.

Year-to-Date Performance

     Sales for the first six months of fiscal 2003 increased 0.1% to $548.2 million from $547.5 million a year ago. Modine's income from operations increased 4.9% to $26.4 million from $25.1 million. Reported earnings (excluding the goodwill impairment charge) declined 2.3% to $16.7 million from $17.0 million a year ago. In addition to the impairment charge, Modine's year-to-date net earnings comparisons were affected by one-time items, including the elimination of goodwill amortization, Thermacore acquisition costs, restructuring expenses, and other closure related costs. Excluding the goodwill impairment charge and adjusting for one-time items, Modine's pro forma income from operations decreased by 20.0% to $25.0 million from $31.2 million. A decline in interest expense and a large reduction in other income also affected Modine's net earnings comparisons.

     A year-over-year improvement in Modine's automotive and truck businesses positively affected second quarter sales and earnings. Modine's aftermarket, electronics, and building HVAC (heating, ventilating, and air conditioning) businesses had lower sales and earnings in the quarter. Year-to-date, Modine has experienced strong sales growth in its automotive business. Operating income was positively effected by profitability improvements in its automotive, truck, and building HVAC businesses. The company has, however, continued to experience weakness in the aftermarket and electronics markets.

Balance Sheet and Cash Flow

     Modine continued to strengthen its balance sheet and reduced working capital requirements in the second quarter. Working capital (excluding cash and short-term debt) was down $24.7 million or 14.5% from the beginning of the fiscal year. Total debt was reduced $39.6 million or 26.4% on a year-to-date basis and Modine ended the quarter with $81.1 million in cash. Year-to-date, cash flow from operations was up 10.3% to $76.7 million from $69.6 million while capital expenditures declined 29.5% to $17.7 million from $25.1 million.

Full Year Outlook

     For the remainder of the year, Modine continues to expect growth in automotive sales and performance improvements in its off-highway and building HVAC areas. However, the company also expects heavy-duty truck production volumes to decline significantly in the second half of the year from current production levels. Modine is forecasting little improvement in the aftermarket, construction, industrial, and electronics markets. As a result, Modine now expects fiscal 2003 earnings per share to be modestly down from its fiscal 2002 pro forma results. The company estimates that its fiscal 2002 pro forma earnings per share would have been $1.02. This estimate includes the $0.88 per share pro forma results reported at year-end, plus a $0.14 per share effect related to the elimination of goodwill amortization in accordance with FAS 142. Modine still expects operating cash flow to remain strong and more than sufficient to meet all funding requirements.

Second Quarter Webcast

     On October 17, 2002 Modine will hold an audio webcast at 9:00 a.m. (EDT) with the executive management team to discuss additional details regarding the company's performance for the quarter and other forward-looking information. The session may be accessed at www.modine.com. The webcast will be available for
               --------------
replay through the close of business on November 8, 2002.

     Modine specializes in thermal management, bringing heating and cooling technology to diversified markets. Modine products are used in light, medium and heavy-duty vehicles, HVAC (heating, ventilating, air conditioning) equipment, industrial equipment, refrigeration systems, fuel cells, and electronics. Modine can be found on the Internet at www.modine.com.
                            --------------

     This news release contains forward-looking statements that involve assumptions, risks, and uncertainties, and Modine's actual results, performance, or achievements may differ materially from those expressed or implied in these statements.
A detailed discussion of factors that could affect Modine's results are on page 14 of the company's fiscal 2002 Annual Report to Shareholders and in other public filings with the U.S. Securities and Exchange Commission. Modine does not assume any obligation to update any of these forward-looking statements.

Modine Manufacturing Company
Consolidated statements of earnings for the periods ended
September 26, 2002 and 2001 (unaudited)

                                 (In thousands, except per-share amounts)
---------------------------------------------------------------------------
                                      Three months           Six months
                                   ended September 26    ended September 26
                                     2002     2001        2002*     2001
---------------------------------------------------------------------------
 Net sales                        $275,558  $268,070   $548,178   $547,524
 Cost of sales                     207,794   204,151    411,534    410,819
                                  ------------------   -------------------
     Gross profit                   67,764    63,919    136,644    136,705
 Selling, general, &
   administrative expenses          58,367    55,053    111,673    111,574
 Restructuring charges              (1,082)        -     (1,391)         -
                                  ------------------   -------------------
     Income from operations         10,479     8,866     26,362     25,131
 Interest (expense)                 (1,480)   (2,142)    (3,145)    (4,207)
 Other income - net                    574     4,700      2,318      7,414
                                  ------------------   -------------------
     Earnings before income
      taxes                          9,573    11,424     25,535     28,338
 Provision for income taxes          3,303     4,595      8,880     11,291
                                  ------------------   -------------------
    Earnings before
      cumulative effect of
      accounting change              6,270     6,829     16,655     17,047
 Cumulative effect of change
   in accounting for:
    Goodwill impairment (net of
      1,136 income tax benefit)          -         -    (21,692)         -
                                  ------------------   -------------------
    Net earnings/(loss)           $  6,270  $  6,829    ($5,037)  $ 17,047
                                  ==================   ===================

 Net earnings as a percent of
  net sales                           2.3%      2.5%      -0.9%       3.1%
 Net earnings per share of
  common stock - basic:
    Before cumulative effect
     of accounting change            $0.19     $0.21      $0.50      $0.52
    Cumulatvie effect of
     accounting change                   -         -      (0.65)         -
                                  ------------------   -------------------
 Net earnings - basic                $0.19     $0.21     ($0.15)     $0.52
 Net earnings per share of
  common stock - diluted:
    Before cumulative effect
     of accounting change            $0.19     $0.20      $0.49      $0.51
    Cumulatvie effect of
     accounting change                   -         -      (0.64)         -
                                  ------------------   -------------------
 Net earnings - diluted              $0.19     $0.20     ($0.15)     $0.51

 Weighted average shares
  outstanding:
    Basic                         33,637    33,041     33,610     32,962

    Assuming dilution             33,714    33,394     33,778     33,296
 Net cash provided by
  operating activities           $47,937   $39,366    $76,727    $69,550
 Earnings before interest
  expense, income taxes,
  depreciation, and
  amortization expense
  without accounting change      $24,346   $28,415    $55,350    $61,482
 Dividends paid per share         $0.125     $0.25     $0.250      $0.50

Comprehensive earnings, which represents net earnings adjusted by the change in foreign-currency translation and minimum pension liability recorded in shareholders' equity, for the periods ended September 26, 2002 and 2001, respectively, were $13,369 and $10,332 for 3 months, and $6,551 and $8,470 for 6 months.

* Includes accounting change from the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets". The $21,692, net of income tax, non-cash impairment charge to goodwill was recorded retroactively to April 1, 2002 in accordance with the provisions of SFAS No. 142.

Consolidated condensed balance sheets (unaudited)
                                                     (In thousands)
---------------------------------------------------------------------------
                                       September 26, 2002    March 31, 2002
---------------------------------------------------------------------------
Assets
------
Cash and cash equivalents                    $ 81,054           $ 75,402
Trade receivables - net                       157,655            162,462
Inventories                                   116,999            121,663
Other current assets                           38,809             46,443
                                             ---------------------------
    Total current assets                      394,517            405,970
                                             ===========================
Property, plant, and equipment - net          346,121            340,388
Other noncurrent assets                       135,890            156,686
                                             ---------------------------
    Total assets                             $876,528           $903,044
                                             ===========================
Liabilities
-----------
Debt due within one year                     $ 12,899           $ 10,756
Accounts payable                               78,465             80,112
Other current liabilities                      89,833             80,636
                                             ---------------------------
    Total current liabilities                 181,197            171,504
                                             ===========================
Long-term debt                                 97,869            139,654
Deferred income taxes                          36,406             35,127
Other noncurrent liabilities                   44,446             40,760
                                             ---------------------------
    Total liabilities                         359,918            387,045
                                             ===========================
Shareholders' equity                          516,610            515,999
                                             ---------------------------
    Total liabilities &
      shareholders' equity                   $876,528           $903,044
                                             ===========================